News Release

August 29, 2006	SVU: TSX

Spur Ventures Second Quarter 2006 Results
Record Production and Sales in China

All amounts are expressed in U.S. dollars unless otherwise stated

Vancouver, Canada – Spur Ventures Inc. (TSX SVU, NASDAQ OTC BB-SPVEF) announced today consolidated EBITDA of ($599,000) in the three months ended June 30, 2006 compared to ($550,000) in the same period in 2005. Earnings per share were ($0.01), slightly improved from ($0.02) in the second quarter 2005.

Spur-Ventures-Hebei Tianren Final Merger Agreement Signed

With the successful signing of the Final Merger Agreement with Hebei Tianren on June 18, 2006 Spur has now effectively assumed functional control of four new legal entities in China in addition to its two current companies, YSC and YMC. All six are Sino-foreign joint ventures.

“Although we will maintain each of these six legal entities and maximize the tax advantages given to Sino-foreign joint ventures, Spur will operate as a fully integrated company” Dr. Rob Rennie, Spur’s President & CEO said.

Once the Hebei Tianren acquisitions are approved in China and by the TSX, Spur will have:

1. Six Sino-foreign joint ventures;
2. Production capacity of 300,000 tonnes of high quality NPK at three plants (YSC, Tianding Chemical, Xinjiang Tianren) in three distinct geographic markets in China;
3. A bagging division (currently part of Tianding) producing 29 million 50kg capacity bags;
4 A marketing division (Agricultural Franchise Co) which markets over 1.3 million tonnes of NPK’s representing the largest NPK market access in China through a distribution channel of over 5,000 retail agents;
5. A trading company (Tianlong) with licenses to import and export rock phosphate, phosphoric and sulphuric acid, and which will also centrally source raw materials for all of Spur’s plants; and
6. A mining division (YMC) with capacity to produce approximately 1.0 M tonnes per year of high quality rock phosphate with a 30 year reserve life.

Human Resources for Spur’s 900 employees, finance, tax and treasury and corporate and business development will all be centralized at Spur China’s new headquarters.

Mr. Zhai Jidong of Tianren has been appointed President of Spur China and Chief Operating Officer of Spur Ventures, and will manage the daily operations of Spur China’s six joint ventures.

Spur and Tianren are working together with the Chinese authorities to finalize the share transfer of each of the four Hebei Tianren companies to Spur in a timely manner. The Ministry of Commerce has recently

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August 29, 2006

issued procedures for the share for share exchange using offshore vehicles which will further clarify the procedures for Spur and Tianren to finalize this merger.

Spur will start to consolidate the financial results of the four Hebei Tianren companies once the merger is approved by the Chinese government and Toronto Stock Exchange.

First half 2006 revenues (according to the Hebei Tianren’s unaudited financial statements which are based on Chinese GAAP) for the three NPK operations of Spur China (Spur Tianding, Spur Xinjiang, Spur Yidu) are approximately 6% higher than 2005. Because of increased raw material costs and lower product prices being experienced by the entire fertilizer industry in China, EBIDTA for the four Hebei Tianren companies is in the range of $2.0 M for the first half of 2006.

YSC(Spur Yidu) Results

“During the second quarter we focused on making improvements to our manufacturing facilities and new product development” Dr. Rennie said. A $200,000 capital project was successfully completed in April at SpurYidu (formally YSC) to allow sustainable high production volumes with improved product quality. The results were new daily (313 tonnes) and monthly (6161 tonnes) production records in May, with the best ever product quality (90% on spec). “These improvements set the stage for Spur Yidu to reduce production costs and to achieve price premiums in the market for high quality product” Dr. Rennie continued.

“Spur will continue to differentiate its commodity business with new products and services”, Dr. Rennie said "in order to ensure that Spur is viewed as the 'one-stop shop' for the Chinese farmer. As a first step in this strategy Spur Yidu introduced a new compound fertilizer product, 14-16-15, for post emergence application.”

“Spur Yidu had a tremendous first quarter with record production, sales and revenues” Rennie reported. “Fertilizer sales are always seasonal and time dependent and after such a strong 1st quarter, it was not surprising that demand in the 2nd quarter was substantially lower.” As a result, Spur Yidu was shut down in June and July for inventory control.

Production and sales volumes were 8,857 tonnes and 4,833 tonnes respectively in the second quarter versus 9,486 tonnes and 9,311 tonnes in the same period of 2005. Sales revenue was $1,020,000 in the three months ended June 30, 2006 versus $2,100,000 in the same period of 2005, a 51% decrease. Gross profit was ($151,000) versus $50,000 in the second quarter 2005, reflecting lowering NPK selling prices in a slow market and rising raw material costs. EBIDTA was ($5,000) versus ($93,000) in 2005.

For the first half, production and sales volumes were 22,667 and 17,391 tonnes respectively versus 15,057 and 16,613 tonnes in 2005, reflecting the very strong first quarter. Sales revenue was virtually unchanged at $3,841,000 versus $3,826,000 in 2005. Gross profit was $45,000 versus $333,000, a decrease of $288,000 due to increased raw material costs and lower sales prices. EBIDTA was 128,000 versus $104,000 for the same period in 2005.

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Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
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August 29, 2006

Outstanding Bank Loans Resolved for Spur-Yidu

Agricultural Bank of China

YSC’s outstanding three party loan situation with its joint venture partner YPCC, and the Agricultural Bank of China has been repeatedly reported in previous MD&A’s with the Company’s financial statements.

“As anticipated we have found a mutually satisfactory solution and this complicated loan issue has been resolved” Rob Rennie is please to report, “The result of this three way agreement is the restoration of good relations with the Agricultural Bank”. YPCC has agreed to cancel the loan owed by YSC and YSC has applied that as a credit against the larger loan owed to YSC by YPCC. The remaining loan balance will be repaid by December 2006.

ICBC Bank Loan Restructured

YSC also signed an agreement with ICBC bank on August 18, 2006 effectively restructuring two loans totaling $1.83 million due in the 4th quarter of 2005. YSC will repay $0.59 million by the end of 2006 and the remaining balance of $1.24 million by September, 2007.

“By signing the agreement with ICBC bank, we essentially “renewed” the loans for two years” Dr. Rennie said, “and we have maintained our good relations with a second major Chinese bank".

Moving to the TSX Exchange

Effective August 22, the Company’s common shares and share purchase warrants (expiring July 28, 2007) began trading on the Toronto Stock Exchange (“TSX”). The symbols will remain as “SVU” and “SVU.WT” respectively.

“This move to the 'TSX' is a natural evolution for Spur”, Dr. Rennie said, “as our company grows to being a fully integrated plant nutrient company with production and market access in key regions of China.”

Outlook

“China is an emerging fertilizer market and such markets always lack discipline.” Dr. Rennie explained. “There are too many companies mining and producing phosphate fertilizers and most lack economies of scale and secure access to raw materials.”

“We anticipate a significant consolidation in the industry in the next few years which will be to Spur’s advantage” Rennie continued. "As raw material prices in China approach international levels and China’s rock phosphate reserves are depleted, a company like Spur with its own rich rock phosphate reserves supplying its own production facilities will be more competitive.”

Spur is progressing in negotiations with Yichang City to acquire new land for a world scale compound fertilizer production facility while continuing to advance the Company’s engineering studies for both the development of the Company’s mines and the construction of the new plant.

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Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com

August 29, 2006

More information can be found in the audited financial statements and the related notes and the management discussions and analysis of the period filed with Canadian regulators on SEDAR at www.sedar.com and on the company’s website: www.spur-ventures.com

Spur will be the preferred supplier of all the knowledge, products and services the Chinese farmer needs to be successful.

For further information, please contact Dr. Robert Rennie at 604-689-5564, Mr. Michael Kuta at 604-697-6201.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forwarding-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the TSX and on SEDAR. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Suite 3083 Three Bentall Centre, 595 Burrard Street, P.O. Box 49298, Vancouver B.C. Canada V7X 1L3
Telephone: (604) 689-5564 Fax: (604) 609-9836 Toll Free: 1-877-689-5599
www.spur-ventures.com Email: info@spur-ventures.com